BY FACSIMILE AND EDGAR

Mr. Robert Littlepage	March 9, 2009
Accountant Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America

Re:	Hutchison Telecommunications International Limited

Form 20-F for the Fiscal Year ended December 31, 2007

Filed May 9, 2008

File No. 1-32309

Dear Mr. Littlepage,

Hutchison Telecommunications International Limited (the “Company”) has received the letter from Mr. Larry Spirgel of the Division of Corporation Finance dated February 24, 2009, relating to our supplemental response letters dated December 18, 2008, February 9, 2009 and February 18, 2009 and the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2007. The Company is considering the comments set out in Mr. Spirgel’s letter and is in the process of preparing a response. The Company requires more time to prepare a response and hereby requests for an extension of the response deadline until March 24, 2009.

Please feel free to contact Mr. Nicky Lee (Corporate Financial Controller) at +852 2128 3163 with any questions or comments you may have.

Very truly yours,

/s/ Christopher J. Foll
Christopher J. Foll
Chief Financial Officer

(a company incorporated in the Cayman Islands with limited liability)
A Hutchison Whampoa company	Hong Kong principal place of business: 22/F, Hutchison House, 10 Harcourt Road, Hong Kong